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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66373

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1 /1/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pickwick Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 Hamilton Avenue
(No. and Street)

White Plains, NY 10601
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Danovitch (212) 752-9700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Horowitz & Ullmann, P.C.
(Name – *if individual, state last, first, middle name*)

275 Madison Avenue, Suite 902, New York, NY 10016
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **David Danovitch**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Pickwick Capital Partners, LLC**, as of **December 31,** , 20 **08** , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

Rona Kars

Notary Public

RONA KARS
Notary Public, State New York
No. 31-4719009
Qualified in New York County
Commission Expires Nov. 30, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PICKWICK CAPITAL PARTNERS, LLC

TABLE OF CONTENTS

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

INDEPENDENT AUDITOR'S REPORT

To the Members
Pickwick Capital Partners, LLC
White Plains, NY

We have audited the statement of financial condition of Pickwick Capital Partners, LLC as of December 31, 2008 and the related statements of income, cash flows and changes in members' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pickwick Capital Partners, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules number "1" through "4" is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Horowitz + Ullmann, P.C.

New York, NY
February 26, 2009

PICKWICK CAPITAL PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

ASSETS	
Cash	$ 389,526
Accounts receivable	28,000
Note receivable, (net of allowance for uncollectability of $7,500)	7,500
Prepaid expenses	2,905
Securities - not readily marketable	1,500
TOTAL ASSETS	$ 429,431

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accrued expenses	$ 358,931
MEMBERS' EQUITY	70,500
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 429,431

See independent auditor's report and accompanying notes to financial statements.

PICKWICK CAPITAL PARTNERS, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES	
Fee income	$ 2,030,542
Other income	443
Total revenues	2,030,985
EXPENSES	
Commissions	1,692,958
Wages	71,000
Professional and registration fees	51,737
Consulting fees	30,000
Data fees	23,475
Rent	19,845
Office expenses	19,641
Meals and entertainment	13,269
Advertising	10,283
Bad debt expense	7,500
Payroll taxes	6,194
Insurance	3,251
Miscellaneous expenses	2,911
Bank charges	310
Total expenses	1,952,374
NET INCOME FOR THE YEAR	$ 78,611

See independent auditor's report and accompanying notes to financial statements.

PICKWICK CAPITAL PARTNERS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 78,611
Adjustments to reconcile net income to net cash from operating activities:	
Provision for bad debt	7,500
Changes in assets and liabilities:	
Increase in accrued expenses	346,766
Decrease in accounts receivable	10,854
Increase in prepaid expenses	(2,905)
Total adjustments	362,215
Net cash provided by operating activities	440,826
CASH FLOWS FROM INVESTING ACTIVITIES	
Advances of note proceeds	(15,000)
Purchase of securities – not readily marketable	(1,500)
Net cash used for investing activities	(16,500)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to members	(79,515)
Net cash used for financing activities	(79,515)
NET INCREASE IN CASH	344,811
CASH – beginning of year	44,715
CASH – end of year	$ 389,526

See independent auditor's report and accompanying notes to financial statements.

PICKWICK CAPITAL PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

MEMBERS' EQUITY – beginning of year	$ 71,404
DISTRIBUTIONS TO MEMBERS	(79,515)
NET INCOME FOR THE YEAR	78,611
MEMBERS' EQUITY – end of year	$ 70,500

See independent auditor's report and accompanying notes to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Pickwick Capital Partners, LLC, formerly known as Pickwick Securities, LLC (the "Company") was organized under The Wyoming Limited Liability Act. It is registered as a broker-dealer with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company provides strategic advisory services regarding business operations and investment banking transactional services including advisory and capital raising to corporate customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition:
Fee income is recognized when earned in accordance with contractual arrangements with clients. Related commission expense is recognized at the same time as the fee income.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Advertising:
The Company follows the policy of charging costs of advertising to expense as incurred. Advertising costs amount to $10,283 for the year ended December 31, 2008.

3. ACCOUNTS RECEIVABLE

The Company records accounts receivable for fees earned but not received as of December 31, 2008. It has not recorded any provision for doubtful accounts because management believes that the accounts receivable will be fully collected.

4. INCOME TAXES

Members of a limited liability company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes is included in the financial statements.

5. NOTE RECEIVABLE

The note is a one year term note and bears interest at the rate of 15% per annum. The Company has recorded a provision for uncollectability equal to 50% of the value of the note.

6. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions, of $5,000 or one-fifteenth of aggregate indebtedness as defined, if larger. Net capital and aggregate indebtedness fluctuate from day to day but, at December 31, 2008, the Company's net capital exceeds such capital requirements by $6,667 and the ratio of aggregate indebtedness $(358,931) to net capital $(30,595) is 11.732 to 1.

7. RELATED PARTY TRANSACTIONS

The Company conducts business with an entity for which one of the Company's members serves as a director. The Company earned fee income of $90,850 from this client during 2008.

8. CONCENTRATION RISK

The Company has concentrated its credit risk for cash by maintaining deposits, in a financial institution, which exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation (FDIC). The maximum loss that would have resulted from that risk totaled $139,526 at the end of the year for the excess of the deposit liabilities reported by the bank over amounts that would have been covered by federal insurance. The Company has not experienced any losses in such amounts and believes it is not exposed to any significant risk in cash.

During 2008, the Company received 85% of its fee income from one client.

Schedule "1"

PICKWICK CAPITAL PARTNERS, LLC
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2008

MEMBERS' EQUITY, PER STATEMENT OF FINANCIAL CONDITION	$ 70,500
Less: Nonallowable assets:	
Accounts receivable	28,000
Prepaid expenses	2,905
Note receivable (net)	7,500
Securities – not readily marketable	1,500
NET CAPITAL	30,595
Less: Minimum net capital required to be maintained ($5,000 or 6 2/3% of aggregate indebtedness, whichever is greater)	23,928
EXCESS NET CAPITAL	$ 6,667

AGGREGATE INDEBTEDNESS	
Accrued expenses	$ 358,931
TOTAL AGGREGATE INDEBTEDNESS	$ 358,931
6 2/3% OF AGGREGATE INDEBTEDNESS	$ 23,928
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	11.732 to 1

See independent auditor's report and accompanying notes to financial statements.

PICKWICK CAPITAL PARTNERS, LLC
RECONCILIATION OF NET CAPITAL
PURSUANT TO SEC RULE 17a-5 (d)(4)
DECEMBER 31, 2008

Net Capital, per Form X-17a-5 as of December 31, 2008	$ 30,595
Less: Audit adjustments	-
Net Capital per Accompanying Computation of Net Capital Under SEC Rule 15c3-1	$ 30,595

See independent auditor's report and accompanying notes to financial statements.

PICKWICK CAPITAL PARTNERS, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2008

The Company was exempt from the provisions of Rule 15c3-3 (k)(2)(i) under the Securities and Exchange Act of 1934 for the year ended December 31, 2008.

See independent auditor's report and accompanying notes to financial statements.

PICKWICK CAPITAL PARTNERS, LLC
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2008

The Company was exempt from the provisions of Rule 15c3-3(k)(2)(i) under the Securities and Exchange Act of 1934 for the year ended December 31, 2008.

See independent auditor's report and accompanying notes to financial statements.

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Members
Pickwick Capital Partners, LLC
White Plains, NY

In planning and performing our audit of the financial statements of Pickwick Capital Partners, LLC for the year ended December 31, 2008, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Pickwick Capital Partners, LLC, that we considered relevant to the objectives stated in Rule 17a-5(g).

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, management is required to make estimates and judgments to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objective of internal controls and of the practices and procedures is to provide management with reasonable, but not absolute, assurance (1) that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and (2) that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal controls would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the AICPA. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal controls, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on SEC Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

New York, NY
February 26, 2009

PICKWICK CAPITAL PARTNERS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2008